May 9, 2012

Via EDGAR

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          General Growth Properties, Inc.

Form 10-K for the year ended December 31, 2011 (the “10-K”)

Filed February 29, 2012

File No. 001-34948

Dear Mr. Woody:

I am writing on behalf of General Growth Properties, Inc. (the “Company”, “we”, or “our”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your correspondence dated April 20, 2012.  The headings and page numbers below from the Company’s Annual Report on Form 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience I have reproduced your comments in this letter and included our responses directly below each comment.

Business, page 1

1.              In future periodic Exchange Act reports, please explain how “mall productivity” is calculated.

Response:  The Company notes that “mall productivity” is defined on page 1 of the Company’s Annual Report on Form 10-K as “comparable mall average tenant sales per square foot”.  In future periodic Exchange Act reports, if the term “mall productivity” is used, the Company will disclose that it is calculated based on average tenant sales for tenants who report sales and occupy less than 10,000 square feet.  For the information of the Staff, for the year ended December 31, 2011, such information was included in the supplemental financial information (page 20, footnote 8) furnished as Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on February 9, 2012 and is consistent with our understanding of industry practice when reporting sales per square foot.

Item 1A.  Risk Factors, page 8

2.              In future periodic Exchange Act reports, please include a risk factor regarding the potential dilution that may be triggered upon exercise of the warrant.

Response:   On pages 15 and 16 of the Company’s Annual Report on Form 10-K, we note that the Company discloses the number of potential shares and the risk of increased ownership as part of the following risk factor - “There is a risk of investor influence over our company that may be adverse to our best interests and those of our other shareholders.” However, in future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the Company will include a specific risk factor regarding the potential dilution that could be triggered upon the exercise of the warrants (while the warrants remain outstanding).  Our disclosure will be as follows:

Our ownership may change as a result of the exercise of the outstanding warrants by the Plan Sponsors:

As of March 31, 2012, the effect of the exercise of all of the outstanding warrants would increase the number of shares outstanding by 131,748,000 shares from 937,601,275 to 1,069,349,275.  Further, the full exercise of the warrants would result in an increase in the number of shares outstanding and the ownership of the Plan Sponsors and Blackstone from 51 % to 57%.

Liquidity Risks, page 17

3.              To the extent you have a material amount of debt, both secured and unsecured, maturing in the next 12 months, in future periodic Exchange Act reports, please quantify such amounts in your risk factor disclosure.

Response:  In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, to the extent the Company has a material amount of secured and unsecured debt maturing in the next 12 months, we will quantify the amount in the risk factor disclosures as well as in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  For the information of the Staff, such amounts are also disclosed by the Company in Note 18, Commitments and Contingencies, on page F-60 of the Company’s Annual Report on Form 10-K.  Our disclosure will be as follows:

We may not be able to refinance, extend or repay our Consolidated debt or our portion of indebtedness of our Unconsolidated Real Estate Affiliates

As of March 31, 2012, our proportionate share of total debt aggregated $18.87 billion consisting of our consolidated debt, net of noncontrolling interest, of $16.05 billion combined with our share of the debt of our Unconsolidated Real Estate Affiliates of approximately $2.82 billion.  Of the amounts maturing or callable in 2012, $1.3 billion is secured and $558.7 million is unsecured.  Of our proportionate share of total debt, $2.25 billion is recourse to the Company due to guarantees or other security provisions for the benefit of the note holder.  There can be no assurance that we, or the joint venture partner, will be able to refinance or restructure this debt on acceptable terms or otherwise, or that operations of the properties or contributions by us and/or our partners will be sufficient to repay such loans.  If we or our joint venture partners cannot service this debt, we or the joint venture may have to deed property back to the applicable lenders.

Item 2. Properties, page 20

4.              In future periodic Exchange Act reports, please include a disclosure relating to leasing results for the reporting period, including the amount of space, the term and the average rent for new leases and renewed leases.  Please also include disclosure about per square foot leasing costs, such as tenant improvement costs and leasing commissions.

Response:  In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the Company will include a disclosure relating to portfolio leasing results for the reporting period, including amount of space, the term and average rent for new leases and renewed leases.  For the information of the Staff, for the year ended December 31, 2011, such metrics are included in the supplemental financial information (page 21) furnished as Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on February 9, 2012.  We believe that aggregate total dollar amount of tenant improvement costs for the reporting period is more meaningful than a “per square foot” average tenant improvement cost since not all tenants receive tenant improvements.  Therefore, we will disclose the aggregate tenant improvement costs in lieu of the “per square foot” information suggested.  Further, leasing commissions are not material as we execute substantially all our leases internally.

Please refer to page Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 27 and 28, for disclosures referenced above.

5.              In future periodic Exchange Act reports, please include a disclosure regarding leasing spreads on renewed leases.

Response:  In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the Company will include a disclosure regarding leasing spreads on renewed leases.  For the information of the Staff, for the year ended December 31, 2011 such information was included in the supplemental financial information (page 21) furnished as Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on February 9, 2012.

Please refer to page Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27, for disclosures referenced above.

Item 6.  Selected Financial Data, Real Estate Net Operating Income, page 37

6.              We note your disclosure that NOI provides a performance measure that reflects the revenues and expenses directly associated with owning and operating regional malls.  We also note that “Property management and other costs” are excluded from the measure and that “other” revenues are included.  Please provide us an analysis of the components of these line items and why you believe they are or are not, as the case may be, relevant to understanding the revenues and expenses directly associated with owing malls.

Response:  For the information of the Staff, the Company notes that NOI refers to revenues and expenses directly associated with owning and operating regional malls, and therefore includes revenues and expenses derived at the mall properties.  “Other” revenue primarily includes parking and specialty leasing, both of which are revenue streams generated at the mall property, and for that reason are therefore included in NOI.  “Property management and other costs” represent primarily regional and home office costs and include items such as corporate payroll, rent for office space, supplies, and professional fees, all of which are corporate overhead expenses not generated at the mall property and are therefore excluded from NOI.

7.              In future periodic Exchange Act reports, please reconcile Real Estate Property Net Operating Income to Net loss attributable to common stockholders.  Please refer to Item 10(e) of Regulation S-K.

Response:  The Company reconciled Real Estate Property Net Operating Income to Operating Income on page 38 of the Company’s Annual Report on Form 10-K.  Item 10(e) of Regulation S-K requires the prominent presentation of, and reconciliation to, the most directly comparable GAAP financial measure, which the Company believes to be Operating Income.  Operating Income is the most directly comparable GAAP measure because although it includes certain non-cash charges like depreciation and other non-property derived costs such as general and administrative expenses and property management and other costs, it excludes various other items that are not related to properties such as provision for taxes and the warrant liability adjustment.

Management’s Discussion and Analysis, page 39

8.              Please tell us whether management considers period to period comparisons of “same store” results, such as same store NOI, to be a key indicator of performance.  If not, please tell us what, if any, metrics management uses to measure the company’s success at generating internal NOI or FFO growth.

Response:  For the information of the Staff, management considers same store NOI as one indicator of the Company’s financial performance; however, management does not rely solely on this metric as a key performance measure to analyze the Company’s financial results or to manage its business.  The Company discusses ProRata Core NOI, which is currently in effect a “same store” presentation, as it excludes results from discontinued operations, because we believe it is useful to provide investors and analysts with an alternative measure that they can use to evaluate the performance of our mall properties and to compare our performance with those of other REITs.  Our “same store” NOI is presented as Core NOI as we exclude certain non-cash revenues and expenses, including other items associated with emergence from bankruptcy and re-alignment of the organization and portfolio.  These revenue and expense items have created a lack of comparability between pre and post-bankruptcy emergence results.

Management considers tenant sales per square foot, occupancy rates, rents per square foot, and the re-leasing spreads of our mall properties to be key performance indicators that we use and that investors may consider in analyzing our internal growth.  We will disclose such amounts in future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

Please refer to page Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27, for disclosures referenced above.

Year Ended December 31, 2011 and 2010, page 42

9.              In future periodic Exchange Act reports, when discussing period to period comparisons of base minimum rents, please provide a more detailed discussion of the relative impact of change in occupancy and changes in rent rates.

Response:  Base Minimum Rents include rents other than those rents from tenants occupying the leasable area included in our occupancy and rents per square foot disclosures.  In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, where material and meaningful to the reader, the Company will provide a more detailed discussion of the relative impact of changes in occupancy and rental rates on period to period comparisons of base minimum rent from occupied gross leasable area.

Please refer to page Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27, for disclosures referenced above.

10.       Please confirm that you will reconcile Net operating income to Real Estate Property Net Operating Income or Net loss attributable to common stockholders in future periodic Exchange Act reports.  Additionally, please confirm that you will provide the applicable disclosure required by Item 10 (e) of Regulation S-K.

Response:  In accordance with Item 10(e) of Regulation S-K, the Company currently reconciles Real Estate Property Net Operating Income to Operating income on page 38 of the Company’s Annual Report on Form 10-K (see #7 above), which we believe to be the most directly comparable GAAP financial measure.  Operating Income is the most directly comparable GAAP measure because although it includes certain non-cash charges like depreciation and other non-property derived costs such as general and administrative expenses and property management and other costs, it excludes various other items that are not related to properties such as provision for taxes and the warrant liability adjustment.

11.       It does not appear that you have provided a statement disclosing the reasons why management believes that the presentation of Core NOI provides useful information to investors in accordance with Item 10 (e) of Regulation S-K.  Please confirm you will provide this information in future periodic Exchange Act reports.

Response:  In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the Company will disclose the reasons why management believes the presentation of Core NOI provides useful information to investors.  For the information of the Staff, the Company believes that Core NOI, which is a “same-store” prorata presentation (see #8 above), provides useful information to investors as we exclude certain non-cash revenues and expenses, including other items associated with emergence from bankruptcy and re-alignment of the organization and portfolio.  The intent is to provide investors with the actual cash return and cash flows on property investments of the Company.  These non-cash revenue and expense items have created a lack of comparability between pre and post-bankruptcy emergence results.

Please refer to page Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32, for disclosures referenced above.

Core NOI and Core FFO Reconciliation, page 55

12.       It does not appear that you have provided a statement disclosing the reasons why management believes that the presentation of Pro Rata Core NOI and Core FFO provide useful information to investors in accordance with Item 10 (e) of Regulation S-K.  Please confirm you will provide this information in future periodic Exchange Act reports.

Response:  In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the Company will disclose the reasons why management believes the presentation of ProRata Core NOI and Core FFO provide useful information to investors. For the information of the Staff, the Company believes that ProRata Core NOI and Core FFO, which is also a ProRata metric, provide useful information to investors as these metrics exclude certain non-cash revenues and expenses, including other items associated with emergence from bankruptcy and re-alignment of the organization and portfolio, providing investors with the actual cash return and cash flows on property investments of the Company. In addition, prorata measurements provide investors with the Company’s total share of such metrics, including proportionate share of Core NOI and Core FFO from unconsolidated joint ventures that are not apparent under the GAAP presentation.

Please refer to page Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32, for disclosures referenced above.

Financial Statements, Notes to Consolidated Financial Statements — Note 8 Income Taxes, page F-38

13.       We note your table on page F-42.  Please tell us the nature of the items within “Gross decreases-other” for the period from January 1, 2010 through November 9, 2010.  Further, please confirm that you will disclose this information in future periodic Exchange Act reports.

Response:  In future periodic Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the Company will disclose the nature of the items within “Gross decreases-other” if such amounts are significant (material).  For the information of the Staff, these activities, and the related balances including these liabilities, were distributed in the spin-off of Howard Hughes Corporation on the Effective Date and are therefore shown as a decrease in the unrecognized tax benefit in the Company’s Annual Report on Form 10-K.  The Company notes that “Gross decreases-other” for the period from January 1, 2010 through November 9, 2010 is the unrecognized tax benefit recorded pursuant to ASC 740 (previously FIN 48) uncertain tax positions.  The uncertain tax position relates to the difference between the income tax method of accounting that was used and the financial statement method of accounting for prior sales of land related to the Predecessor’s Master Planned Communities business.

Financial Statements, Notes to Consolidated Financial Statements — Note 13 Stock-Based Compensation Plans, page F-51

14.       We note that certain stock-based compensation plans became fully vested or was otherwise modified on the Effective Date.  Please tell us how you accounted for these modifications.  Within your response, please reference the authoritative accounting literature relied upon

Response:  Upon the Effective Date, as disclosed on page F-51 of the Company’s Annual Report on Form 10-K, “unvested options issued by the Predecessor became fully vested.  Each option to acquire a share of the Predecessor common stock was replaced by two options:  an option to acquire a share of New GGP, Inc. common stock and a separate option to acquire 0.098344 of a share of HHC common stock.”  In accordance with ASC 718-20-35-6, “Exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring of business combination are modifications for purposes of this Subtopic.  Except for a modification to add an antidilution provision that is not made in contemplation of an equity restructuring, accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified awards with the fair value of the original awarded immediately before the modification in accordance with ASC 718-20-35-3.  If those amounts are the same, for instance, because the modification is designed to equalize the fair value of an award before and after an equity restructuring, no incremental compensation costs is recognized.”

The Company’s shareholder approved stock option plans, in conjunction with the individual grant agreements signed by the optionees, include the following language — “If during the term of this Agreement, there shall be any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, extraordinary distribution with respect to Common Stock, or other change in corporate structure affecting the Common Stock, the Committee (Compensation Committee) shall make an appropriate equitable substitution or adjustment in the aggregate number, kind and option price of shares subject to this Option.”

Prior to the Effective Date, the Company considered the effect of the plan of re-organization (the Plan) on previously issued stock options and determined that the stock option plans required the Compensation Committee to preserve the value of the outstanding options.  In connection with this determination, the Company and the Compensation Committee were advised by legal counsel that the use of the word “shall” in the above-quoted provision made an antidilution adjustment mandatory.  Therefore, the Company determined that the above exchange of share options was an adjustment to preserve the fair value for option holders as part of the Plan and therefore no incremental compensation cost was recognized.  Accordingly, we have determined that the exchange of share options which occurred upon the Effective Date meets the criteria of ASC 718 and no additional compensation expense is required to be recorded.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at 312-960-5044 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Michael Berman

Michael Berman
Chief Financial Officer